Joshua A. Kaufman	VIA EDGAR AND OVERNIGHT COURIER

T: +1 212 479 6495

josh.kaufman@cooley.com

October 6, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Accountant
Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Aquantia Corp.

Amendment No. 8 to

Draft Registration Statement on Form S-1

Submitted September 11, 2017

CIK No. 0001316016

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 28, 2017 (the “Comment Letter”), relating to Amendment No. 8 to the Company’s Draft Registration Statement on Form S-1, which was confidentially submitted on September 11, 2017 (the “Eighth Amended DRS”).

The Company is concurrently filing with the Commission the Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes to the Eighth Amended DRS made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of the Registration Statement marked to show all changes from the Eighth Amended DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Inside Cover Page

1.

Update response 1 in your letter to us dated May 3, 2016 to provide us support for the reference in your graphics to clear and established market leadership in each of the markets mentioned. Also, ensure that the prominence that you give to autonomous vehicles in the graphics is not disproportionate to that market’s contribution to your business.

The Company indicates on the inside cover page to the Registration Statement that it has “clear and established multi-gig market leadership” in the data center, enterprise and access markets. As to the data center market, on May 3, 2016, the Company disclosed to the Staff that it estimated its market share for the data center market in 2015 to have been 63% based on 3.8 million ports shipped by the Company in 2015 compared to 6.0 million ports shipped in the entire market that year, which made it the clear market leader. (Crehan Research subsequently revised its market estimate for 2015 for the data center market to 6.2 million ports, which would have placed the Company’s market share in such market at 61% for 2015, still clearly the market leader.) In 2017, Crehan Research issued market information for the data center market for 2016, which placed the Company’s share of the data center market for 2016 at 33%. The Company notes that it has particular leadership in Ethernet connectivity in the server portion of the data center market, which that is dominated by Intel Corporation, which in turn is solely supplied by the Company for this market. As to the enterprise and access markets, the Company believes that, as of the end of 2016, it was the only supplier of multi-gig Ethernet solutions to such markets, making it by definition the clear leader. Therefore, the Company believes that its relative product volume shipped to the data center, enterprise and access markets in 2015 and 2016 demonstrates its leadership in such markets on an individual and aggregated basis.

The Company also indicates on the inside cover page that it is “driving a networking revolution in automotive,” specifically with respect to connectivity in autonomous vehicles. The Company believes that multi-gig copper Ethernet connectivity is integral to the next generation of autonomous vehicles. The Company possesses key expertise and technology in this space, which it is currently in the process of leveraging to develop solutions for autonomous vehicle connectivity. The networking hardware for autonomous vehicles is widely expected to become a significant market in the near future. As indicated on page 4 of the Registration Statement, “Raymond James estimates that the silicon content in autonomous vehicles will represent a $30 billion total addressable market by 2030.” This figure is nearly three times the Company’s estimate of $11.5 billion for 2017 (based on estimates from Gartner Research) for the total addressable market represented by the data center, enterprise and access markets on a combined basis, from which the Company has earned the vast majority of its revenues to date. Although the Company is currently shipping products into the automotive market, it does not expect significant volume production in such market to occur until 2019. However, the Company believes that the expected scale of the autonomous vehicle market, for which it believes Ethernet networking technology to be a significant component, represents a sizable opportunity for its products. Therefore, even though the Company’s revenue in the automotive market is currently immaterial, the Company does not believe that the placement of autonomous vehicles in the inside cover is disproportionate to such market’s prospective contribution to the Company’s business over time.

The Company has submitted the reports of Crehan Research, Gartner Research and Raymond James indicated above to the Staff on a supplemental basis concurrent with the filing of this letter.

Revenue, page 60

2.

We note that you attribute lower prices to product mix. On page 63 you attribute higher prices to product mix. Clarify how mix changed during the periods. Also describe the material causes of the changes in “product mix” and “fluctuating consumer demand.”

The Company sells multiple products at various price points to the markets that it serves, as listed on pages 93 to 96 of the Registration Statement. The Company’s products are sold at different price points due to different technology node, number of ports, speed, combination of PHY and controller and other features. The Company believes that reasons for the change in its product mix and volume between the indicated periods are mainly fluctuating customer demand for its products. The Company respectfully advises the Staff that the Company has limited insight as to the causes for fluctuating customer demand, resulting in part from the Company’s customers’ own fluctuating demand, which the Company refers to as “end market” demand. The Company has revised the disclosures on pages 8, 17, 19 and 55 of the Registration Statement accordingly.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter and the Registration Statement. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

Cooley LLP

Cc:	Faraj Aalaei, Aquantia Corp.

Mark Voll, Aquantia Corp.

Babak Yaghmaie, Cooley LLP

Robert Phillips, Cooley LLP

Alison Haggerty, Cooley LLP